

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Brad Hauser
Chief Executive Officer and President
Autonomix Medical, Inc.
21 Waterway Avenue
Suite 300
The Woodlands, Texas 77380

> **Re: Autonomix Medical, Inc.**
> **Drafted Registration Statement on Form S-1**
> **Submitted July 26, 2024**
> **CIK No. 0001617867**

Dear Brad Hauser:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services